SEC 02021684 COMMISSION
Washington, D.C. 20549

CM

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00

SEC FILE NUMBER
8-40532

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED ... 180 SECTION WASH, D.C.

FV 9/13/02

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/01 (MM/DD/YY) AND ENDING 06/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

RECD S.E.C.
AUG 2 9 2002
813

NAME OF BROKER-DEALER:

Jack Dardis & Associates. Ltd.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

210 Veterans Boulevard, Suite 200
(No. and Street)

Metairie (City) Louisiana (State) 70005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John J. Dardis (504) 828-3052
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ericksen, Krentel & LaPorte, L.L.P.
(Name — *if individual, state last, first, middle name*)

4227 Canal Street (Address) New Orleans (City) Louisiana (State) 70119 (Zip Code)

PROCESSED
SEP 20 2002
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, John J. Dardis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Jack Dardis & Associates, Ltd., as of June 30, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

INDEPENDENT AUDITORS' REPORT

FINANCIAL STATEMENTS:

Exhibit "A" Statements of Financial Condition

Exhibit "B" Statements of Income

Exhibit "C" Statements of Changes in Stockholder's Equity

Exhibit "D" Statements of Cash Flows

Exhibit "E" Statements of Changes in Liabilities Subordinated to Claims of General Creditors

Notes to Financial Statements

SUPPLEMENTAL INFORMATION:

Schedule "1" Computations of Net Capital, Aggregate Indebtedness and Ratio of Aggregate Indebtedness to Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

Schedule "2" Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

Schedule "3" Information Relating to the Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission

ERICKSEN KRENTEL & LAPORTE L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

4227 CANAL STREET
NEW ORLEANS, LOUISIANA 70119-5996
TELEPHONE (504) 486-7275 • FAX (504) 482-2516
WWW.ERICKSENKRENTEL.COM

JAMES E. LAPORTE*
RICHARD G. MUELLER
RONALD H. DAWSON, JR.*
KEVIN M. NEYREY
CLAUDE M. SILVERMAN*
KENNETH J. ABNEY*
W. ERIC POWERS

*PROFESSIONAL CORPORATION
BENJAMIN J. ERICKSEN - RETIRED
J.V. LECLERE KRENTEL - RETIRED

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholder
of Jack Dardis & Associates, Ltd.

We have audited the accompanying statements of financial condition of Jack Dardis & Associates, Ltd. (a Louisiana corporation) as of June 30, 2002 and 2001, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Jack Dardis & Associates, Ltd. as of June 30, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules "1" through "3" are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

July 19, 2002

Ericksen Krentel & LaPorte LLP
Certified Public Accountants

Exhibit "A"

JACK DARDIS & ASSOCIATES, LTD
STATEMENTS OF FINANCIAL CONDITION
JUNE 30, 2002 AND 2001

ASSETS

	2002	2001
ASSETS:		
Cash and cash equivalents	$ 35,442	$ 58,390
Cash segregated under federal and other regulations	85,572	51,784
Commissions receivable	51,866	48,068
Secured demand note collateralized by marketable securities	-	12,000
Securities owned:		
Marketable, at market value (cost $95,945 and $100,443 at June 30, 2002 and 2001, respectively)	76,816	107,853
Not readily marketable, at estimated fair value (cost $18,900 and $18,900 at June 30, 2002 and 2001, respectively)	18,900	18,900
Cash surrender value of officers' life insurance (net of loans of $93,601 and $91,127 at June 30, 2002 and 2001, respectively)	16,331	12,530
Income tax refund receivable	1,013	-
Deferred tax asset	3,634	-
Total assets	$ 289,574	$ 309,525

LIABILITIES AND STOCKHOLDER'S EQUITY

	2002	2001
LIABILITIES:		
Payable to broker-dealers and clearing organizations	$ 85,572	$ 48,193
Due to affiliate	-	25,978
Income taxes payable	5,093	6,723
Deferred tax liability	-	1,406
Notes payable	-	40,496
Liabilities subordinated to claims of general creditors	-	12,000
Total liabilities	90,665	134,796
STOCKHOLDER'S EQUITY:		
Common stock, no par value, 10,000 shares authorized, 100 shares issued and outstanding	1,000	1,000
Additional paid-in capital	6,000	6,000
Retained earnings	191,909	167,729
Total stockholder's equity	198,909	174,729
Total liabilities and stockholder's equity	$ 289,574	$ 309,525

See accompanying NOTES TO FINANCIAL STATEMENTS

JACK DARDIS & ASSOCIATES, LTD
STATEMENTS OF INCOME
FOR THE YEARS ENDED JUNE 30, 2002 AND 2001

	2002	2001
REVENUES:		
Commissions	$ 497,020	$ 674,542
Realized (loss) on investments	(13,468)	-
Unrealized (loss) on investments	(26,535)	(25,754)
Dividend and interest income	9,601	21,662
Other income	1,115	164
Total revenues	467,733	670,614
EXPENSES:		
Management fees	392,176	600,557
Bonding	2,495	3,470
Commissions	4,165	6,392
Insurance-general	8,130	2,247
Interest	3,408	2,873
Professional services	7,260	7,565
Regulatory fees	4,244	2,646
Taxes and licenses	475	418
Travel and entertainment	951	2,810
Other	12,356	13,654
Total expenses	435,660	642,632
Income before provision for income taxes	32,073	27,982
PROVISION FOR (BENEFIT FROM) INCOME TAXES:		
Current	12,933	10,097
Deferred	(5,040)	(4,906)
Total provision for income taxes	7,893	5,191
Net income	$ 24,180	$ 22,791

See accompanying NOTES TO FINANCIAL STATEMENTS

"Exhibit C"

JACK DARDIS & ASSOCIATES, LTD
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED JUNE 30, 2002 AND 2001

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance at June 30, 2000	$ 1,000	$ 6,000	$ 144,938	$ 151,938
Net income	-	-	22,791	22,791
Balance at June 30, 2001	1,000	6,000	167,729	174,729
Net income	-	-	24,180	24,180
Balance at June 30, 2002	$ 1,000	$ 6,000	$ 191,909	$ 198,909

See accompanying NOTES TO FINANCIAL STATEMENTS

JACK DARDIS & ASSOCIATES, LTD

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED JUNE 30, 2002 AND 2001

	2002	2001
CASH FLOWS FROM (USED FOR) OPERATING ACTIVITIES:		
Net income	$ 24,180	$ 22,791
Adjustments to reconcile net income to net cash from (used for) operating activities:		
Unrealized loss on investments	26,535	25,754
Realized loss on sale of securities	13,468	-
Financed management fees	-	40,496
(Increase) in cash segregated under federal and other regulations	(33,788)	(48,382)
(Increase) in commissions receivable	(3,798)	(575)
(Increase) in cash surrender value of officers' life insurance (net of loans)	(3,801)	(3,366)
(Increase) in income tax receivable	(1,013)	-
(Increase) in deferred tax asset	(3,634)	-
Increase in payable to broker-dealers and clearing organizations	37,379	46,445
Increase (decrease) in income taxes payable	(1,630)	2,481
(Decrease) in deferred tax liability	(1,406)	(4,906)
Net cash from operating activities	52,492	80,738
CASH FLOWS FROM (USED FOR) INVESTING ACTIVITIES:		
Purchase of securities	(18,312)	(43,993)
Proceeds from sale of securities	9,346	-
Net cash (used for) investing activities	(8,966)	(43,993)
CASH FLOWS FROM (USED FOR) FINANCING ACTIVITIES:		
Payments on notes payable	(40,496)	(46,346)
(Decrease) in due to affiliate	(25,978)	-
Net cash (used for) financing activities	(66,474)	(46,346)
Net (decrease) in cash and cash equivalents	(22,948)	(9,601)
Cash and cash equivalents at beginning of year	58,390	67,991
Cash and cash equivalents at end of year	$ 35,442	$ 58,390

See accompanying NOTES TO FINANCIAL STATEMENTS

Exhibit "E"

JACK DARDIS & ASSOCIATES, LTD.
STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS
FOR THE YEARS ENDED JUNE 30, 2002 AND 2001

Subordinated liabilities at June 30, 2000	$	12,000
Changes during the year ended June 30, 2001		-
Subordinated liabilities at June 30, 2001		12,000
Changes during the year ended June 30, 2002		(12,000)
Subordinated liabilities at June 30, 2002	$	-

See accompanying NOTES TO FINANCIAL STATEMENTS

1) NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

The Company is registered with the Securities and Exchange Commission as a broker-dealer. The Company is a nonclearing broker and, as such, has an agreement with a third-party broker and dealer to act as the Company's clearing broker to carry and clear its customers' margin and cash accounts and transactions on a fully-disclosed basis. The Company's main business is the sale of mutual funds to customers located in several states but primarily in the Greater New Orleans area.

Method of Accounting

Assets and liabilities and revenues and expenses are recognized on the accrual basis of accounting.

Commission Income and Expenses

Commission income and expenses from several types of securities transactions executed on behalf of customers are recorded on a settlement date basis, generally the third business day following the transaction date. Use of settlement date rather than trade date, as required by generally accepted accounting principles, does not materially affect reported financial position or results of operations.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to temporary differences between the bases of assets for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Securities

Marketable securities are valued at market value as determined by their quoted closing prices, and securities not readily marketable are valued at fair value as determined by management. The resulting difference between cost and market or fair value is included in income.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Commissions Receivable

No allowance has been made for uncollectible receivables as it has been the Company's experience that all amounts are collected in full.

(1) NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Advertising

The Company expenses all nondirect-response advertising costs as incurred.

Advertising expense for the years ended June 30, 2002 and 2001 was $2,800 and $3,100, respectively.

Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

(2) STATEMENT OF CASH FLOW SUPPLEMENTARY DISCLOSURES

Cash paid during the year for:

	June 30,	
	2002	2001
Interest	$ 3,408	$ 2,873
Income taxes	$ 14,883	$ 7,616

Non-Cash Financing Activities:

During the year ended June 30, 2001, the Company executed a note payable for $40,496 to serve as payment for management fees due to a related party as more fully disclosed in Note 8.

During the year ended June 30, 2002, a subordinated note payable to the stockholder of the Company for $12,000 matured. The Company fulfilled this obligation by reducing an amount due from its shareholder by $12,000.

(3) CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

Cash of $85,572 and $51,784 at June 30, 2002 and 2001, respectively have been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

(4) PAYABLE TO BROKER-DEALER AND CLEARING ORGANIZATIONS

Amounts payable to broker-dealers and clearing organizations at June 30, 2002 and 2001 consisted of the following:

	2002	2001
Payable to clearing broker	$ 85,572	$ 48,193

(5) NOTES PAYABLE

Notes payable at June 30, 2002 and 2001 consisted of the following:

	2002	2001
Note payable to Professional Management Consultants, Inc., an affiliated company, due on demand, bearing interest at a rate of 7.5%, unsecured.	-	40,496
	$ -	$ 40,496

(6) REGULATORY REQUIREMENT

The Company is a registered broker and dealer in securities and is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under the Uniform Net Capital Rule a broker and dealer who does not carry customers' accounts is required to maintain net capital, as defined in the Uniform Net Capital Rule, of $50,000 or 12.5% of aggregate indebtedness, as defined, whichever is greater. The Uniform Net Capital Rule precludes the withdrawal of equity capital if the ratio of aggregate indebtedness to net capital exceeds 10 to 1. At June 30, 2002 and 2001, the net capital requirements were $50,000. The Company's ratio of aggregate indebtedness to net capital was .62 to 1 and 1 to 1 at June 30, 2002 and 2001, respectively.

(7) RELATED PARTY TRANSACTIONS

During the years ended June 30, 2002 and 2001, $392,176 and $600,557, respectively, were paid to a company affiliated with Jack Dardis & Associates, Ltd. through common ownership for management fees and reimbursement of operating costs. At June 30, 2001 Jack Dardis & Associates, Ltd. had an advance of $25,978 owed to an affiliated company. This advance bears no interest and has no stipulated repayment terms. During the year ended June 30, 2002, this advance was paid off in full. In addition, as more fully described in Note 6, the Company had an outstanding note payable of $40,496 due to the affiliated company at June 30, 2001. During the year ended June 30, 2001, $229 in interest was incurred and paid on this note.

As more fully described in Note 9, the Company owed a shareholder $12,000 under a subordinated note payable at June 30, 2001. During the year ended June 30, 2002, this amount was paid in full.

(8) LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

At June 30, 2001, a subordinated note payable, in the amount of $12,000 was outstanding pursuant to a secured demand note collateral agreement for equity capital. The subordinated liability was non-interest bearing and was payable to the stockholder of the Company. The note in the amount of $12,000 matured February 28, 2002 and was paid. The secured demand note was collateralized by marketable equity securities with a market value of approximately $59,213 and cash of $4,372 at June 30, 2001.

(8) LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS (CONTINUED)

The secured demand note collateral agreement for equity capital was approved by the National Association of Securities Dealers and was available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

(9) COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company initiates customers' securities transactions through a clearing broker which, in accordance with generally accepted accounting principles, are not included on the balance sheet. These transactions are referred to as "off-balance sheet commitments" and differ from the Company's balance sheet activities in that they do not give rise to funded assets or liabilities. The Company receives a commission for initiating such transactions for its customers. Initiating these trades for its customers involves varying degrees of credit and market risk in excess of amounts recognized on the balance sheet. The Company minimizes its exposure to loss under these commitments by subjecting customer accounting to credit approval and monitoring procedures.

Once a trade is executed, a customer is allowed three business days to settle the transaction by payment of the settlement price (when purchasing securities) or the receipt of settlement proceeds (when selling securities). The Company is required by law to immediately complete a securities transaction when a customer fails to settle. The Company is at risk for any loss realized in completing transactions for its customers. This risk is minimized in that the Company would receive the securities as collateral. At June 30, 2002 and 2001, all unsettled transactions were subsequently settled by customers without loss to the Company or open commitments were adequately collateralized.

(10) INCOME TAXES

Deferred Tax Asset/(Liability)

The tax effects of temporary differences that give rise to significant portions of deferred tax assets/(liabilities) consist of the following:

	June 30,	
	2002	2001
Difference between the bases of investments for financial and income tax reporting	$ 3,634	$ (1,406)

These amounts have been presented in the accompanying financial statements as a deferred tax asset of $3,634 at June 30, 2002 and a deferred tax liability of $1,406 at June 30, 2001.

(10) INCOME TAXES (CONTINUED)

Effective Tax Rate

The effective tax rates of 24.61% in 2002 and 18.55% in 2001 differ from the federal statutory rate of 34% principally because of the effects of various nondeductible expenses, tax exempt income, and the benefit of graduated tax rates.

(12) FINANCIAL INSTRUMENTS

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk include cash deposits at financial institutions and commissions receivable due from third-party brokers and dealers. The Company requires no collateral to secure the receivables.

The company's cash management policies limit its exposure to concentrations of credit risk by maintaining primary cash accounts at financial institutions whose deposits are insured by the Federal Deposit Insurance Corporation (FDIC). The amount in excess of FDIC coverage at June 30, 2002 was $31,924.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include a third-party broker-dealer, as described above, and other investment companies. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

(13) RECLASSIFICATION OF FINANCIAL STATEMENT PRESENTATION

Certain reclassifications have been made to the 2001 financial statements to conform with the 2002 financial statement presentation. Such reclassification had no effect on financial position or results of operations as previously reported.

JACK DARDIS & ASSOCIATES, LTD.
COMPUTATIONS OF NET CAPITAL, AGGREGATE INDEBTEDNESS
AND RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL UNDER
RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
JUNE 30, 2002 AND 2001

	2002	2001
Stockholder's equity	$ 198,909	$ 174,729
Add: Liabilities subordinated to claims of general creditors allowable in computation of net capital	-	12,000
Less: Non-allowable assets	(22,534)	(18,900)
Haircuts on investments	(28,998)	(32,790)
Net capital	147,377	135,039
Net capital requirement - greater of $50,000 or 12.5% of aggregate indebtedness	50,000	50,000
Net capital in excess of requirement	$ 97,377	$ 85,039
Aggregate indebtedness	$ 90,665	$ 134,796
Ratio of aggregate indebtedness to net capital	.62 to 1	1 to 1
Reconciliation with company's computation (included in Part II of Form X-17a-5 as of June 30, 2002 and 2001)		
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 155,731	$ 120,276
Non-marketable security not excluded	(18,900)	-
Deferred tax asset not excluded	(3,634)	-
Prior year adjustments not made	(4,598)	-
Secured receivables excluded	-	12,000
Adjust cash balance	-	(25,000)
Adjust commissions for commissions receivable	(10,380)	43,701
Reclass expense amounts posted to payables	693	-
Adjust market value of investments	160	1,008
Adjust net cash surrender value of officers life insurance	766	(2,505)
Adjust income tax provision	(5,711)	(1,734)
Adjust accrued management fees	33,250	(12,707)
Net capital per above	$ 147,377	$ 135,039
Aggregate indebtedness, as reported in Company's Part II (unaudited) FOCUS report	$ 111,088	$ 115,346
Liabilities subordinated to claims of general creditors not reported	-	12,000
Adjust accrued management fees	(25,520)	12,707
Adjust income tax related liabilities	1,505	(1,666)
Adjust for commissions receivable	3,592	(3,591)
Aggregate indebtedness per above	$ 90,665	$ 134,796

There is no material difference between the computation of the basic net capital requirement as presented herein and as reported by the Company in Part II of Form X-17a-5 as of June 30, 2002 and 2001. Included in the computation of net capital are 12b1 fees verified as received within 30 days of June 30, 2002 and 2001.

JACK DARDIS & ASSOCIATES, LTD.
COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS PURSUANT TO RULE 15C3-3 OF THE SECURITIES
AND EXCHANGE COMMISSION
JUNE 30, 2002 AND 2001

The Company is exempt from the reserve requirements and the related computations for the determination thereof under paragraph (k) (2) of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions with customers through unaffiliated clearing organizations on a fully-disclosed basis.

During the years ended June 30, 2002 and 2001, the Company maintained compliance with the conditions for exemption specified in paragraph (k) (2) of Rule 15c3-3.

JACK DARDIS & ASSOCIATES, LTD.
INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES
AND EXCHANGE COMMISSION
JUNE 30, 2002 AND 2001

	Market Value	Number of Items
Information for possession or control requirements:		
For the year ended June 30, 2002:		
Customers' fully-paid securities and excess margin securities not in the Company's possession or control as of June 30, 2002, (for which instructions to reduce to possession or control had been issued as of June 30, 2002 but for which the required action was not taken within the time frames specified under Rule 15c3-3)	None	None
Customers' fully-paid securities and excess margin securities for which instruction to reduce to possession or control had not been issued as of June 30, 2002, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3	None	None
For the year ended June 30, 2001:		
Customers' fully-paid securities and excess margin securities not in the Company's possession or control as of June 30, 2001, (for which instructions to reduce to possession or control had been issued as of June 30, 2001 but for which the required action was not taken within the time frames specified under Rule 15c3-3)	None	None
Customers' fully-paid securities and excess margin securities for which instruction to reduce to possession or control had not been issued as of June 30, 2001, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3	None	None

See Auditors' Report

ERICKSEN KRENTEL & LAPORTE L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

4227 CANAL STREET
NEW ORLEANS, LOUISIANA 70119-5996
TELEPHONE (504) 486-7275 • FAX (504) 482-2516
WWW.ERICKSENKRENTEL.COM

JAMES E. LAPORTE*
RICHARD G. MUELLER
RONALD H. DAWSON, JR.*
KEVIN M. NEYREY
CLAUDE M. SILVERMAN*
KENNETH J. ABNEY*
W. ERIC POWERS

*PROFESSIONAL CORPORATION
BENJAMIN J. ERICKSEN - RETIRED
J.V. LECLERE KRENTEL - RETIRED

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

Board of Directors and Shareholder
Jack Dardis & Associates, Ltd.

In planning and performing our audits of the financial statements of Jack Dardis & Associates, Ltd. (the Company) for the years ended June 30, 2002 and 2001, we considered its internal control structure including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Jack Dardis and Associates, Ltd. including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements from prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors, or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2002 and 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

July 19, 2002

Certified Public Accountants

JACK DARDIS & ASSOCIATES, LTD.

FINANCIAL STATEMENTS AND

SUPPLEMENTAL INFORMATION

FOR THE YEARS ENDED

JUNE 30, 2002 AND 2001

ERICKSEN KRENTEL & LAPORTE L.L.P.

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

4227 CANAL STREET
NEW ORLEANS, LOUISIANA 70119-5996
TELEPHONE (504) 486-7275 • FAX (504) 482-2516
WWW.ERICKSENKRENTEL.COM